COMMERCIAL ALLIANCE AGREEMENT

THIS COMMERCIAL ALLIANCE AGREEMENT ("Agreement") is between SHF HOLDINGS, INC. D/B/A SAFE HARBOR, a Delaware corporation, with its principal place of business at 1526 Cole Blvd., Suite 250, Golden, Colorado 80401 ("SHF"), and PARTNER COLORADO CREDIT UNION, a Colorado not for profit corporation (hereinafter referred to as "Credit Union"), and is effective as of March 29, 2023 (the "Effective Date"). Credit Union and SHF are sometimes individually referred to herein as a "Party" and collectively as the "Parties."

RECITALS

A. SHF provides a suite of services to the Credit Union and other financial institutions desiring to provide banking and loan services to business entities characterized as Cannabis Related Businesses (each a "CRB"). For purposes hereof, CRBs collectively include: (a) marijuana related business, hemp related businesses, and cannabidiol related businesses; (b) service providers to CRBs; and (c) third-party ACH payment processors and other organizations providing services to CRBs.

B. Credit Union and SHF wish to enter into this Agreement to facilitate the continued provision of lending and account services to the Credit Union related to its CRB customers.

AGREEMENT

1. **Loan Services**:

A. The Credit Union agrees to consider potential CRB borrowers referred to it by SHF or that otherwise approach the Credit Union for extensions of credit (individually, a "Loan," and collectively, the "Loans") that are consistent with the Credit Union's Marijuana Related Business (MRB) Lending Policy as the same is approved and consistently utilized by Credit Union from time to time (the "Loan Policy"), a current copy of which is attached to this Agreement as Exhibit A-1. Each such Loan:

i. Must be determined by the Credit Union to be compliant with the Loan Policy. The Credit Union agrees that it shall provide SHF with at least thirty (30) days' prior written notice of any revisions or updates to the Loan Policy approved by Credit Union.

ii. Shall only be effectuated with respect to Credit Union members with CRB Accounts (defined below), with the understanding that borrowers receiving Loans may be required to maintain a depository relationship with Credit Union for the term of the Loan.

iii. Is contingent on the Credit Union's confirmation that the ratio of total outstanding Loans to total CRB Account deposits (calculated based on prior 30-day average daily balance) not exceeding sixty percent (60%).

B. SHF, or its designated third party, shall obtain from potential borrowers a Loan application, financial statements, and other information required pursuant to the Loan Policy (a "Loan Package"). The Loan application will not be deemed complete in the absence of: (i) a non-binding statement of the proposed terms of the Loan acknowledged by the applicant borrower(s); and (ii) if the applicant borrower(s) are not current members of PCCU, a completed application for PCCU membership. After SHF or their designated third party, underwrites a proposed Loan in compliance with the Loan Policy, the Loan Package, underwriting package and recommendation shall be submitted in electronic or other form as reasonably approved by the Credit Union.

C. The Credit Union agrees to maintain a committee of individuals it deems qualified to review complete Loan Packages submitted hereunder ("Loan Committee"). Prior to any meeting of the Loan Committee, SHF may request in writing that Credit Union permit one or more SHF employees to attend the meeting as observers. The Loan Committee will use commercially reasonable efforts to render an approval or denial of any Loan within ten (10) days of receiving the Loan Package, along with the applicable underwriting package, recommendation and responses to any questions from the Loan Committee. In connection with any denials, the Loan Committee may consider any additional relevant information timely provided on behalf of such potential borrower.

D. Each Loan, including any amendments thereto, will be effectuated and documented using only loan documents approved in writing by the Credit Union ("Loan Documents"). All Loans will be serviced in accordance with applicable industry standards, processes, procedures, and controls related to servicing commercial loans.

E.

i. For any Loan funded by the Credit Union that is subject to this Agreement, the following terms shall have the meanings set forth below:

a. "Defaulted Loan" means a loan as to which a default under the terms of the related loan documents shall have occurred.

b. "Default-Related Losses" means (1) the aggregate outstanding principal balance of the Defaulted Loan plus accrued but unpaid interest and penalties; plus (2) expenses relating to collection efforts for the Defaulted Loan, including but not limited to reasonable attorney's fees and expenses and the costs of effectuating or foreclosing on any security interest or lien and the maintenance and disposition of the collateral; less (3) any amounts received from any action to collect the amounts due on the Defaulted Loan (including those amounts accruing from actions against guarantors) and the sale or transfer of any collateral provided for the Defaulted Loan.

c. "SHF-Indemnified Loan" means a Credit Union funded CRB loan sourced or underwritten by SHF (or its legal predecessors) for which SHF maintains the client service relationship and provides Loan Services in accordance with the terms set forth in Exhibit A-2.

ii. SHF agrees to indemnify and hold the Credit Union harmless from and against all claims related to SHF-Indemnified Loans, including but not limited to Default-Related Losses for each SHF-Indemnified Loan.

iii. SHF shall be responsible for developing a workout plan for each Defaulted Loan that is an SHF-Indemnified Loan, which workout plan shall be provided to the Credit Union within ten (10) business days after the date of default and which shall be subject to PCCU's consent not to be unreasonably withheld. SHF shall manage the collection efforts for each Defaulted Loan that is an SHF-Indemnified Loan in accordance with the approved workout plan and in accordance with all Federal, State and Local collection laws and regulations. The Credit Union agrees to cooperate with SHF in any litigation in connection with a Defaulted Loan that is an SHF-Indemnified Loan.

iv. For each loan that is an SHF-Indemnified Loan, SHF agrees to maintain balance sheet capital, in the form of total parent-entity net investment and stockholders' equity as reported in the Borrower's filings with the SEC ("Stockholder's Equity") plus reserves for loan losses, in an amount equal to or greater than the required reserves calculated in accordance with Accounting Standards Update 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, commonly referred to as the "Current Estimate Expected for Credit Union Losses or (the "CECL") methodology, including any amendments to such standard as may from time to time be promulgated by the Financial Accounting Standards Board. For so long as any SHF-Indemnified Loan is outstanding, Credit Union shall have the right to confirm SHF's compliance with the foregoing sentence. SHF agrees to reasonably address concerns regarding the amount of SHF's balance sheet capital raised by State and/or Federal regulators in their examinations of the Credit Union. SHF shall be permitted to enter into similar arrangements with other lenders provided that the amount of SHF's balance sheet capital remains adequate to fulfill its indemnity obligations for SHF-Indemnified Loans.

v. For each Defaulted Loan that is an SHF-Indemnified Loan, SHF agrees to reimburse the Credit Union for all Default Related Losses on such Defaulted Loan that is an SHF-Indemnified Loan.

vi. The obligations of the Parties set forth in this Section E. shall survive any termination of this Agreement.

F. Exhibit A-2 hereto sets forth the additional loan services to be provided by the Parties pursuant to this Agreement ("Loan Services" and, with the Account Services, the "Services"). The Parties warrant that each will provide the Loan Services in compliance with applicable law, rules, regulations and current guidance regarding Loans made to CRBs. The Parties agree to undertake reasonable investigation of all information provided by the other Party (directly or through designated third parties), consistent with customary and reasonable loan approval and denial procedures. Each Party will immediately notify the other Party if such Party has reasonable suspicion that there has been false or fraudulent information provided by or on behalf of a prospective or current borrower.

G. The Parties agree that, in consideration of the Loan Services provided by the Credit Union hereunder, the Credit Union shall be entitled to receive the fees as set forth on Exhibit A-3 hereto.

H. Notwithstanding anything herein to the contrary, should any state or federal agency issue any advisory, guidance, order or other determination that Credit Union reasonably interprets to require Credit Union's divesture of all or part of one or more Loans, SHF will use commercially reasonable efforts to assist in identifying a transferee for such Loan(s) meeting the minimum requirements proposed by Credit Union. In complying with the foregoing, SHF agrees to give

reasonable priority to such Loan transfer(s) over effectuating new CRB loans with other financial institutions.

2. **Account Services**:

A. SHF and Credit Union shall provide the services to accounts at the Credit Union held for CRBs ("CRB Accounts") described on Exhibit B-1 (as supplemented by Addendum B-1) to this Agreement ("Account Services" and, with the Loan Services, the "Services"). The Credit Union agrees to refer to SHF all inquiries received from, and referrals of, prospective customers that are CRB entities.

B. In order to effectively service CRB Accounts, SHF shall at all times: (i) employ a supervisor certified in relation to the Bank Secrecy Act (BSA) and ensure that all applicable personnel receive regular training on BSA compliance and emerging issues; and (ii) employ personnel with Automated Clearing House (ACH) compliance expertise, including knowledge of the operating rules and policies promulgated from time to time by National Automated Clearinghouse Association (NACHA).

C. In addition to providing the Account Services described on Exhibit B-1, SHF shall assume the costs associated with obtaining and servicing the CRB Accounts, including customer service (the "Costs").

D. Credit Union agrees that SHF contractors or employees may make limited access to CRB Accounts in the Credit Union's systems using appropriately secured mechanisms approved by Credit Union. Access levels for SHF contractors or employees shall be determined at the sole discretion of Credit Union, and such access is subject to immediate revocation upon a contractor or employee's violation of any of the terms of this Agreement, federal or state law, or Credit Union policies.

E. The Credit Union shall provide SHF with a download of all CRB Account data to SHF's systems upon written request. In connection with any such download, each Party will follow security procedures for the treatment of Confidential Information and Personal Information (each as defined below). The Credit Union will be responsible for the security of transmissions to SHF, including the provision of information free from malware, viruses, worms and the like. In relation to the foregoing, the Credit Union will transmit any Confidential Information or Personal Information only by means approved by Credit Union from time to time.

F. Fees for Account Services and Loan Services shall be paid as follows:

i. The Credit Union agrees to remit to SHF the account servicing fees, as those fees are set forth in the SHF Account Services Fee Schedule provided by SHF; changes to such schedule shall be provided by SHF to the Credit Union not less than sixty (60) days prior to implementation and which shall be subject to approval and adoption by the Credit Union's board of directors, which approval shall not be unreasonably withheld. Notwithstanding anything herein to the contrary, the Parties agree that the fees in the SHF Account Services Fee Schedule must be: (a) capable of being processed in an automated manner using Credit Union's existing systems, without requiring significant additional programming by Credit Union or its

vendor(s), the purchase of additional system "add-ons" or modules, or other unreasonable time or expense on the part of the Credit Union; and (b) compliant with all applicable Federal, State and Local laws and regulations.

ii. SHF agrees to pay the Credit Union fees for the performance of all Loan Services as set forth on Exhibit A-2 and Account Services as set forth on Exhibit B-3. The exhibits attached to this Agreement are incorporated into this Agreement and made a part of this Agreement by this reference. The exhibits to this Agreement may be amended upon request by a Party if there is a material change in service offerings, regulatory requirements, or SHF's operating model that results in increased servicing costs to Credit Union or SHF.

iii. Special projects which are beyond the scope of this Agreement shall be billed on a per project basis, as the Parties shall mutually agree in writing, consistent with the rates for time charged for the regular and routine duties rendered by employees of the Parties to this Agreement.

iv. Unless otherwise agreed in writing, all amounts due under this Section 2 will be paid monthly in arrears and upon receipt of invoice. Any amounts due not paid within thirty (30) days will be subject to a late charge of 1.5% per month.

3. Personal Information.

A. SHF agrees that it will not sell, distribute, license or otherwise make use of or disclose Personal Information (as defined below) to any individual or legal entity and will not permit any of its employees, agents, or representatives to do so, except: (i) in the ordinary course of business to carry out the Services; (ii) with the prior written consent of the Credit Union; or (iii) as required or permitted by applicable law. "Personal Information" means all "non-public personal information," as defined under the Gramm-Leach-Bliley Act, as amended from time to time (the "Act"), of members of the Credit Union received by SHF pursuant to this Agreement. The use of Personal Information is acknowledged by the Parties to be subject to the restrictions of the Act, CFPB Regulation P, the Fair Credit Reporting Act and state privacy regulations.

B. Each Party agrees to comply with all provisions of the federal and state laws and regulations related to the protection of Personal Information, including the Act and NCUA Regulations 748, 748A and 748B that are applicable to SHF as a third-Party provider of the services provided hereunder. Each Party shall implement and maintain commercially reasonable and prudent measures, as determined by each Party in its reasonable discretion, from time to time in accordance with applicable law, including the Act, which are designed to meet the following objectives: (i) to protect the security and confidentiality of Personal Information, (ii) to protect against any reasonably anticipated threats or hazards to the security or integrity of such Personal Information, and (iii) to protect against unauthorized access to or use of Personal Information that could result in substantial harm or inconvenience to the applicable customer of Credit Union. Each Party agrees that it will promptly notify the other Party of any actual or suspected data breach.

4. **Privacy**. Each Party (the "Receiving Party") agrees that all information it receives from the other Party (the "Disclosing Party") to this Agreement with respect to the business, products, services or operations of the Disclosing Party, including, without limitation, account holder and borrower information (collectively "Confidential Information") will be kept confidential and will not be

disclosed to third Parties or otherwise used except in connection with the performance of this Agreement, except for (i) disclosures required by law, (ii) information which the Receiving Party receives from another source not known by the Receiving Party to be providing information in breach of a confidentiality agreement, (iii) information which is generally known to the trade or the public at the time of such disclosure or which later becomes generally known to the trade or the public subsequent to the time of disclosure, but not as a result of disclosure by the Receiving Party, (iv) information which is independently developed by the Receiving Party, or (v) information which is approved for release by the Disclosing Party. Appropriate Federal and State supervisory authorities will be allowed full and complete access to all records and other information in SHF's possession or control pertaining to Credit Union if legally requested by said authorities and SHF will provide Credit Union with notice of same.

5. **Relationship of the Parties**. The Agreement shall not be construed as creating an employee/employer, agency, partnership, or joint venture relationship between SHF and the Credit Union. Each Party shall have the obligation to supervise, manage, contract, direct, procure, perform or cause to be performed, all work to be performed under the Agreement and shall be liable for all acts or omissions of its employees and agents in performing their respective obligations hereunder. With regard to the services to be performed pursuant to the terms of this Agreement, it is understood and agreed that the Parties hereto are two separate and distinct legal entities having no business relationship or connection other than the exchange of services under the terms of this Agreement on an independent contractor basis where the sole rights and responsibilities to one another are set forth under the terms of this Agreement. Neither Party shall have any authority whatsoever to enter into any contracts or assume any obligations on behalf of the other.

6. **Authorization of Authority**. Each Party warrants and represents to the other Party that it has obtained the requisite authorization necessary to enter into this Agreement and its signatures set forth below evidence such authorization and no further authorization is required for such Party to enter into and be bound by this Agreement.

7. **Warranty and Hold Harmless.** The Parties warrant and covenant that each will act in accordance with the law applicable to their respective obligations, including, but not limited to, their respective obligations as to Confidential Information and Personal Information. Each Party shall indemnify and hold harmless the other Party for any third-Party damages or losses sustained and reasonable costs and attorneys' fees incurred as a direct and proximate result of a Party's intentional or negligent failure to: (i) comply with applicable laws and regulations, (ii) discharge its duties, or (iii) honor its representations and warranties in this Agreement. The obligations set forth in this paragraph shall survive any termination of this Agreement.

8. **Force Majeure**. No Party shall be held responsible for any delays in, or failure or suspension of service caused by mechanical or power failure, computer malfunction (whether hardware, firmware or software related), strikes, pandemic, labor difficulties, fire, inability to operate or obtain service for its equipment, unusual delay in transportation, acts of God, or other causes reasonably beyond the control of that Party.

9. **Modification**. Except as specifically stated herein, no modification, amendment or waiver shall be binding on the Parties unless made in writing and signed by both Parties. Without limiting the

foregoing, the Parties agree that, from time to time, the Parties may elect to modify an exhibit to this Agreement by executing and countersigning an amended version of such exhibit.

10. **Non-Solicitation**. Each Party agrees, in recognition of the time, effort and expense incurred by the other Party in the training and education of its employees, that during the term of this Agreement and for a period of one (1) year after termination of this Agreement, neither Party shall employ any employees of the other Party for any position that involves direct or supervisory duties concerning the underwriting, documentation, application, servicing and/or sale of member business loans or accounts unless otherwise authorized in writing by the other Party.

11. **Waiver**. All rights and duties within this Agreement are material. No waiver of any rights hereunder shall be deemed effective unless in writing executed by the waiving Party. No waiver of any provision of this Agreement shall be deemed a waiver of a subsequent breach or noncompliance with such provision or a waiver of breach or non-compliance with any other provision. The Parties agree that no failure to exercise, and no delay in exercising, any right hereunder on the part of either Party shall operate as a waiver of any such right. The Parties agree that no single or partial exercise of any right hereunder shall preclude its further exercise.

12. **Default**. In the event either Party is in default of its obligations hereunder, such Party shall be in default and the other Party may, at its option and after sixty (60) days' notice and opportunity to cure, terminate this Agreement and pursue any other remedies it may have. Notwithstanding the foregoing, upon request of either Party following receipt of a notice of default, the Parties agree to comply with the dispute resolution process set forth in Paragraph 20 below. If mediation does not resolve the dispute (or is not applicable) the Parties shall have all of the remedies available at law and equity. In the event of dispute over payment, payments not in dispute shall continue to be paid until termination of this Agreement. Either Party shall be in default in the event such Party is determined bankrupt, insolvent or unable to pay its debts in the ordinary course of business, or upon the appointment of a receiver or trustee for the benefit of creditors.

13. **Term and Termination**. This Agreement shall be for an initial term of two (2) years from the Effective Date of this Agreement. During this term, the Parties agree to develop a mutually acceptable plan to migrate all CRB Accounts and Loans subject to this Agreement to other financial institutions approved by SHF ("Termination Plan"). The Termination Plan shall incorporate provisions such that, upon termination, Credit Union shall remain in compliance with applicable law and its key liquidity ratios (as defined by Credit Union's then-existing policy) (the "Termination Plan Requirements"). Should there be current Loans or CRB Accounts that have not been migrated at the conclusion of such 2-year period, the Agreement shall be automatically renewed for one (1) year terms until and unless a Party provides one hundred twenty (120) days' written notice prior the end of the current term or there is a termination for cause. Notwithstanding anything herein to the contrary: (i) the Parties may agree to terminate one or more of the Services without terminating this Agreement; and (ii) SHF may seek and negotiate a transaction resulting in the assumption of all or a portion of the CRB Accounts. The Credit Union agrees to become a party to such assumption transaction, provided that the assumption transaction complies with the requirements of the Termination Plan, in the Credit Union's reasonable judgment.

14. **Notices**. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in the manner and to the addresses as provided below.

15. **Governing Law.** This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado (excluding those pertaining to conflicts of laws), except to the extent specifically required by U.S. federal law or the laws of any other state which has jurisdiction over this Agreement or the Services provided herein. Each Party hereby submits to the jurisdiction of the state or federal court located in the Denver, Colorado metropolitan area, and waives any objection to venue with respect to actions brought in such courts.

16. **Assignment.** This Agreement shall not be assigned by any Party without the express prior written consent of the other Party, which will not be unreasonably withheld by either Party.

17. **Severability and Interpretation.** If any provision (in whole or in part) of this Agreement is held invalid or unenforceable for any reason, the invalidity shall not affect the validity of the remaining provisions of this Agreement, and the Parties shall substitute for the invalid provision a valid provision which most closely approximates the intent and economic effect of the invalid provision. This Agreement shall not be interpreted in favor or against any Party because such Party or its counsel drafted this Agreement.

18. **Parties Bound; Third Party Beneficiary.** This Agreement shall be binding on and inure to the benefit of the contracting Parties and their respective successors and/or assigns when permitted by this Agreement. There are no third-Party beneficiaries. If a regulatory body with jurisdiction over the Credit Union requires the termination, cancellation, amendment, modification, supplement or novation, the Parties agree to negotiate in good faith a mutually satisfactory termination, cancellation, amendment, modification, supplement or novation of this Agreement that is consistent with the purposes of this Agreement and the requirements of such regulatory body.

19. **Entire Agreement.** This Agreement, together with the exhibits and schedules made part hereof, constitutes the entire agreement of the Parties with respect to the subject matter hereof, and is expressly intended to supersede and substitute for the existing loan, account and support services agreements previously executed by the Parties. The foregoing notwithstanding, nothing herein affects or modifies any current employee manual and procedures of the Credit Union or SHF and, if any such manual or procedure conflicts with the terms of this Agreement, the manual or procedure shall control and the Parties shall amend this Agreement as appropriate. The Parties each agree to provide the other Party with not less than forty-five (45) days' prior written notice of any changes to such manual or procedures that may conflict with the terms of this Agreement; *provided, however*, if such changes, in a Party's reasonable judgment, are determined to be necessary to avoid violation of applicable laws, rules or regulations, then such Party shall be permitted to amend such manual or procedures as are reasonably necessary to bring such manual or procedures into compliance with such laws, rules or regulations, with contemporaneous written notice to the other Party.

20. **Disputes.** In the event of any dispute, controversy or claim arising out of or relating to this Agreement or the construction, interpretation, performance, breach, termination, enforceability or validity thereof (a "Dispute"), the Party raising such Dispute shall notify the other promptly and no later than sixty (60) days from the date of its discovery of the Dispute. The Parties shall cooperate

and attempt in good faith to resolve any Dispute promptly by negotiating between persons who have authority to settle the Dispute. The proceedings contemplated by this Section shall be as confidential and private to the extent permitted by law; provided, however, that SHF may, in its reasonable discretion, disclose the existence and outcome of such Dispute as it may determine is necessary or advisable under applicable federal law, rules or regulations or the rules of any exchange on which SHF's common stock is then listed for trading. The Parties agree that no services to be provided under this Agreement shall be disrupted as a result of any Dispute while such Dispute is pending between the Parties, except as otherwise provided herein. If, following efforts taken in good faith by the Parties for up to sixty (60) days, the dispute, controversy or claim is not resolved to the reasonable satisfaction of both Parties, then the Parties shall be entitled to seek such remedies as are available at law or in equity.

21. **Counterparts.** This Agreement may be executed and delivered by the Parties in counterparts, including by electronic signatures, each of which shall be deemed an original and both of which together shall constitute one and the same instrument.

22. **WAIVER OF JURY TRIAL.** EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

SHF HOLDINGS, INC.	PARTNER COLORADO CREDIT UNION
Sundie Seefried Sundie Seefried (Mar 29, 2023 09:55 MDT)	
Sundie Seefried, CEO	Douglas M. Fagan, CEO
1526 Cole Blvd., Suite 250 Golden, Colorado 80401 Sundie.Seefried@shfinancial.org	6221 W 62nd Ave Arvada, Colorado 80003 fagand@partnercoloradocu.org

Agreement to be executed and delivered by its duly authorized officer effective as of March 27, 2023.

PARTNER COLORADO CREDIT UNION, a Colorado not for profit corporation

By: [signature]
Name: Douglas M. Fagan
Title: Chief Executive Officer
Address for Notices:
6221 Sheridan Boulevard
Arvada, CO 80003
Email: FaganD@partnercoloradocu.org

Exhibit A-1 – Credit Union's MRB Lending Policy

To be inserted

Exhibit A-2 – Loan Services

Lending Services

1. Business Loan Policy
    a. SHF will consistently maintain its lending policies and will advise Credit Union of any amendments or modifications to same prior to the applicable effective date(s).
    b. SHF's lending policies shall be calculated to result in a thorough and comprehensive underwriting process for each potential Loan
    c. All Loans presented to the Credit Union's Loan Committee for approval shall be within the guidelines of the Credit Union's then-current Marijuana Related Business (MRB) Lending Policy

2. Loan Approval Process
    a. SHF will consistently maintain its application, processing and underwriting process for all loan applications, utilizing either (or both) internal or third-party resources.
    b. Loan packages submitted by SHF will include a non-binding statement of the proposed terms of the Loan ("Term Sheet") prepared by SHF and acknowledged by Borrower
    c. SHF shall keep the Credit Union consistently informed of the lending pipeline for liquidity and policy compliance purposes.
    d. SHF will submit complete Loan Packages to Credit Union's Loan Committee in electronic format utilizing a secure delivery mechanism as approved by Credit Union.
    e. Completed Loan Packages submitted to the Credit Union's Loan Committee will be presented at the regularly scheduled Loan Committee meetings.
    f. Credit Union's Loan Committee will advise SHF of final approval or denial decision at the end of the review period on each Loan Package submitted.

3. Close responsibilities and Service responsibilities.
    a. "Close" responsibilities include, but are not limited to, such activities as preparing legal documents including review by outside legal counsel if required, verifying that the borrower has fulfilled any obligations on which closing was contingent, coordinating document signing for all parties, dispersing loan funds to the borrower in accordance with loan documents, perfecting security interest in collateral, etc. "Service" responsibilities include, but are not limited to, such activities as processing loan payments, responding to borrower inquiries, tracking principal and interest paid, managing escrow account and other borrower deposits, providing borrowers with periodic statements of account and required annual tax reports, etc.
        i. SHF will close and service (either directly or through a designated third party) all Loans except for agreed upon loan types ("SHF-serviced loans").

ii. Credit Union will close and service Loans designated as "approved lines of credit loans" as well as other agreed upon loan types or specific individual loans ("Credit Union-serviced loans").
  b. SHF will perform all required annual reviews, either internally or through a designated third-party, both SHF-serviced loans and Credit Union-serviced loans.

4. Monitoring Responsibilities
    a. Consistent with its ongoing obligations as a financial institution, and in addition to monitoring conducted by SHF, Credit Union will monitor all Loans for compliance with all policies and guidelines.
    b. With respect to Credit Union serviced loans, Credit Union will provide
        i. Access to daily activity reporting subject to mutual agreement
        ii. management reports to SHF within fifteen (15) days after each month end. Reports will include:
            1. Compliance with all relevant policies and procedures;
            2. Delinquency information detailed as requested by SHF (limited to available information): and
            3. Capacity for additional lending based on all relevant policy and regulatory limits.
    c. With respect to SHF-serviced loans for which servicing is out-sourced to a third-party vendor, Credit Union agrees to ensure access for SHF personnel to:
        i. Vendor daily activity reporting, subject to any vendor-imposed limitations.
        ii. Vendor monthly reporting in a form similar to item 4.b.ii. above, subject to vendor reporting limitations and timelines

5. Lending Capacity Responsibilities
    a. Credit Union agrees to set aside an amount of its net worth (or) CRB deposits, not to exceed regulatory or policy limits, for funding of Loans.
    b. SHF agrees to follow all Credit Union policies as they relate to CRB lending underwriting standards, concentration limits, liquidity limits, and regulatory limits.

6. Collection Procedures
    a. Credit Union and SHF each agree that the collection procedures to be used by the parties for all Loans shall be designed to ensure that neither Credit Union nor SHF, nor any SHF designated third-party engaged to assist with the liquidation or foreclosure process, will take possession of cannabis inventory, cannabis paraphernalia, or other cannabis-related businesses. Upon default of a Loan, a third-party agent will be engaged to work with the borrower to have the borrower sell collateral securing the Loan to a third-party or to institute a foreclosure proceeding to have such collateral sold to generate funds towards the payoff of the Loan. Alternatively, the parties agree that a Defaulted Loan may be sold if such a sale would yield higher proceeds or if a sale could be accomplished more quickly than a foreclosure proceeding while yielding proceeds comparable to what would be expected from a foreclosure sale. Such sale of the Loan shall be conducted through a third-party administrative agent.

Exhibit A-3 – Loan Servicing Fees

For the services described in Exhibit A-2 and provided under the Agreement, the Credit Union is entitled to a servicing fee, calculated and paid monthly, as to each Loan as follows:

- For each "SHF-serviced loan": Annual rate of 0.25% of the outstanding principal balance of each loan. An "SHF-serviced loan" shall mean a CRB loan funded by Credit Union, for which SHF is primarily responsible for the close and service responsibilities (either directly or through a contractual arrangement with a third party) as described in Exhibit A-2, Item 3 "Close responsibilities and Service Responsibilities".
- For each "Credit-Union-serviced loan: Annual rate of 0.35% of the outstanding principal balance of each loan. A "Credit-Union-serviced loan" shall mean a CRB loan funded and serviced by Credit Union as described in Exhibit A-2, Item 3 "Close responsibilities and Service responsibilities".

In each case, the "outstanding principal balance" is calculated based on average daily outstanding principal for the prior month .

Exhibit B-1 – Account Services

Below are the Account Services to be provided by SHF to the Credit Union:

1. BSA Compliance Services for Cannabis Related Businesses (CRBs):
    a. Validation of deposits according to approved procedures and policies
    b. Monitoring
    c. Site Visits
    d. Quarterly and Annual Due Diligence Analysis
    e. Case Management
    f. BSA Report Filing as described in Addendum B-1
    g. Recommendations for Account Closures & Filing Termination SARs

2. Onboarding CRB Members or 3rd Party/FinTech Members
    a. Loan and Account Inquiry Management
    b. Interviewing
    c. Due Diligence
    d. Assistance with Account Approvals
    e. Quality Control
    f. Assistance with opening accounts in the Credit Union's account system[1]

3. Official Inquiry Management/Submission on CRB's
    a. IRS, Subpoenas, etc.

4. Assistance with Payment Services Provided by the Credit Union for CRBs and Third-Party Payment Processors
    a. Primary point of contact for account activity inquiries
    b. Assist clients with outgoing wire requests
    c. incoming wire communications with client
    d. Account Overdraft Notifications to clients

5. Reporting
    a. BSA Reviews (at intervals to be mutually agreed, but in no event less often than required by Credit Union's State and/or Federal regulators)

6. Miscellaneous Services
    a. Assistance with onboarding new armored car vendors

Below are the Account Services provided by Credit Union for CRB Accounts onboarded by SHF and maintained at the Credit Union:

1. Armored car services
    a. Onboarding new armored car vendors, per client or SHF request

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[1] Note to PCCU: We are unclear what was meant by "Booking Accounts."

b. Cash vaulting and balancing
    c. Fed cash ordering

2. Payment Services for CRBs
    a. Draft processing and returns
    b. Remote deposit capture processing and posting
    c. Mobile deposit capture processing and posting
    d. Outgoing wire request processing
    e. Incoming wire processing and posting
    f. ACH processing, returns and dispute management

3. Services for Third-party ACH processors
    a. On-boarding activities
    b. Monitoring activity for NACHA compliance
    c. Processing outgoing files
    d. Managing incoming files
    e. Returns and dispute management
    f. Annual ACH education
    g. Annual monitoring, audits and risk assessments

4. Card services
    a. Card issuance and delivery
    b. Fraud monitoring
    c. Dispute handling

5. Branch services
    a. In person deposit handling
    b. Contact center services for account inquiries and dispute resolution

6. Account-level services
    a. Account opening
    b. Daily activity reporting to SHF (report forms to be mutually agreed)

Exhibit B-2 – Delegation of Authority to File Compliance Reports

Whereas, Credit Union is a Colorado credit union that provides loans and deposit accounts to cannabis-related businesses ("CRBs") participating in the legalized cannabis industry;

Whereas, SHF is a publicly traded corporation that provides banking and compliance services to Credit Union in connection with CRB accounts;

Whereas, in its capacity as a servicer of credit union's CRB accounts, SHF may encounter CRB account activity on accounts on deposit or loans at Credit Union that would require Credit Union to file Compliance Reports with the Department of Treasury's Financial Crimes Enforcement Network ("FINCEN") or other governmental enforcement agencies;

Whereas, FINCEN, under the Bank Secrecy Act (the "Act") and the regulations promulgated thereunder, requires credit unions to report suspicious transactions and other transactions made by members in amounts greater than $10,000;

Whereas, Credit Union desires to authorize and delegate to SHF the ability to file various Compliance Reports on its behalf based on transactions observed during the course of the services provided by SHF to Credit Union under this Commercial Alliance Agreement.[2]

Now therefore, the parties agree as follows:

1. Credit Union hereby delegates to SHF the authority to prepare and file Compliance Reports for certain transactions encountered during the services provided by SHF to Credit Union under this Agreement. For the purpose of this Addendum, "Compliance Reports" shall include any transactions which requires reporting under the Act, including specifically, Suspicious Activity Reports ("SARs") and Currency Transaction Reports ("CTRs").

2. When SHF observes any reportable activity (as described in 12 CFR SS 748.1), SHF shall prepare a SAR on Form SAR-TDF 90-22.47 (also known as NCUA form 2362). SHF shall complete each SAR in accordance with the procedures set forth in 12 CFRSS 748.1(2)(ii), with the intent to satisfy the reporting obligation of the Credit Union. The SAR shall be filed by SHF in the name of the Credit Union under the delegation of authority described herein.

3. When SHF observes any currency transaction in whole or in aggregate in excess of $10,000, SHF shall complete a CTR in accordance with 31 CFR SS 1010.311 and 1010.313. The CTR shall be filed by SHF in the name of Credit Union under the delegation of authority described herein.

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[2] Note to PCCU: Are these recitals necessary here, since the provisions will be included directly in the agreement?

4. SHF shall provide to Credit Union a copy of each SAR and CTR filed, together with supporting documentation. In addition, SHF shall maintain a copy of the same for a period of five (5) years from the date of the SAR filing.

5. Right to Audit. Each party shall have the right to audit the other for compliance to this Addendum given reasonable notification of such audit.

6. Nothing in this Addendum shall prevent either party from determining that such party has an obligation under the Act to file a Compliance Report relating to any activity, and from making such filing independent of the other party hereto, in which case the party filing the Compliance Report shall provide a copy of such Compliance Report to the other party.

7. This addendum contains the written instructions of Credit Union pursuant to the terms of the Commercial Alliance Agreement, Section 2, Account Services. Except to the extent supplemented herein, the Agreement and its terms and conditions shall remain in full force and effect.

Exhibit B-3 - Servicing Fees

Monthly Fees:

<table>
<tr><th>Period</th><th>Average Daily Balance (1)</th><th>Monthly Fee per Account</th></tr>
<tr><td>March 1, 2023 – February 29, 2024</td><td>Less than $1,000,000
$1,00,001 or greater</td><td>$25.32
$27.85</td></tr>
<tr><td>March 1, 2024 – February 28, 2025</td><td>Less than $1,000,000
$1,000,001 or greater</td><td>$26.08
$28.69</td></tr>
<tr><td colspan="3">March 1, 2025 and thereafter – should the agreement roll over for one year in March 2025, the fee for that one-year term will be 1.00% of all gross MRB deposits as measured at the end of each month.</td></tr>
<tr><td colspan="3">Alternative Fees for special account types or services:</td></tr>
<tr><td>Period</td><td>Account/Service Type</td><td>Monthly Fee</td></tr>
<tr><td>March 1, 2023 – February 28, 2025</td><td>Third-party ACH payment processors (per account)

Armored car services / cash couriers for CRB clients (per courier)</td><td>$50

$30</td></tr>
</table>

(1) Based on the prior fiscal month, aggregated for all accounts held under a single Account Number.

Special Services (one-time fees):

- On-boarding new CRB armored car service / cash courier = $3,500 per instance
- On-boarding new third-party ACH payment processor = $2,000 per instance

Investment Earnings:

Investment income (defined here as all interest, dividends, and realized gains and losses) earned on deposits and investments in CRB Accounts (net of outstanding loan balances) will be split, with the Credit Union retaining 25% and SHF retaining 75%.

Pass-Through Expenses:

All direct expenses incurred by the Credit Union on behalf of SHF will be passed-through to SHF each month end, and shall be payable as per the Agreement. These expenses will include, but are not limited to, the third-party costs of legal reviews of DACA agreements, software hosting fees, BSA Software Expenses (i.e., Verafin), any shared cellular phone expenses, dedicated computer hardware, etc.